833 EAST MICHIGAN STREET SUITE 1800
MILWAUKEE, WISCONSIN 53202-5615
TEL 414.273.3500 FAX 414.273.5198
www.GKLAW.COM
Direct: 608-284-2226
pkrill@gklaw.com

        September __, 2023

VIA EDGAR

Mr. Michael Rosenberg
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE: Madison Covered Call & Equity Strategy Fund (the “Trust”)
(Registration No: 811-21582)

Dear Mr. Rosenberg:

The purpose of this letter is to respond to oral comments provided by you on September 18, 2023, on behalf of the staff of the Securities and Exchange Commission, regarding the Trust’s Preliminary Proxy Statement filed on September 12, 2023. Contemporaneously with the filing of this response letter, the Trust is filing a Definitive Proxy Statement which incorporates the Trust’s responses to the staff comments. A summary of the staff’s comments, along with the Trust’s responses, are set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Definitive Proxy Statement.

1.Staff Comment: The Notice of Special Meeting of Shareholders states: “We anticipate that this Notice of Special Meeting of Shareholders and the accompanying Proxy Statement and proxy card will be mailed to shareholders beginning on or about October 2, 2023.” Please include this sentence on the cover of the Definitive Proxy Statement.

Response: The requested revision has been made.

2.    Staff Comment: The cover of the Preliminary Proxy Statement states: “For a free copy of the Fund’s Annual Report to Shareholders for the fiscal year ended December 31, 2022, or the most recent Semi-Annual Report for the six-months ended June 30, 2023, please contact the Trust via telephone, toll-free at 1-800-767-0300.” Please provide the name and address of the person to whom such request should be directed. Please also make this sentence more prominent, either by bolding or capitalizing it.

Response: The requested revisions have been made.

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.
GODFREY & KAHN, S.C. IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

3.    Staff Comment: Please confirm that the Trust intends to ensure that the two conditions set forth in the safe harbor under Section 15(f) of the 1940 Act will be complied with. Alternatively, if the Trust does not intend to comply with the safe harbor, please explain how the Adviser will not breach its fiduciary duties as a result of the Transaction.

Response: The Trust intends to ensure that the two conditions set forth in the Section 15(f) safe harbor are complied with. Accordingly, disclosure to this effect has been added.

4.    Staff Comment: If there are any material differences between the New and Existing Advisory Agreements, please state so and highlight the differences in the section entitled “Proposal 1 – Approval of New Advisory Agreement – Comparison of New Advisory Agreement and Existing Advisory Agreement” as well as the Q&A section.

Response: The Trust confirms that there are no material differences between the New and Existing Advisory Agreements. A statement to this effect has been added.

5.    Staff Comment: In the section entitled “Proposal 1 – Approval of New Advisory Agreement – Information about the Adviser,” in the first paragraph of this section, please disclose the current ownership percentage of Mr. Burgess in MIH (i.e., pre-Transaction).

Response: The requested revision has been made.

6.    Staff Comment: In the section entitled “Proposal 1 – Approval of New Advisory Agreement – Information about the Adviser,” in the second paragraph of this section, instead of stating that information regarding the executive officers and directors of the Adviser can be found in the Adviser’s ADV, please include the information required by Item 22(c)(2) of Schedule 14A in the filing.

Response: The requested revision has been made.

7.    Staff Comment: In the section entitled “Additional Information,” under the subheading “Abstentions and Broker Non-Votes,” because there is only one proposal being presented to shareholders, and that proposal is a non-routine matter, broker non-votes are treated as not present for quorum purposes. Please revise the disclosure to make this change.

Response: The requested revision has been made.

8.    Staff Comment: Please consider highlighting the provisions of the New Advisory Agreement that are different than the Existing Advisory Agreement; alternatively, consider including a redline comparison of the two agreements as a new exhibit.

Response: The Trust respectfully declines to revise Exhibit A or include a redline, as it believes the Definitive Proxy Statement adequately highlights the differences between the two agreements, none of which the Trust deems to be material.

* * * * * *
OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.
GODFREY & KAHN, S.C. IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

On behalf of the Trust, we believe the Definitive Proxy Statement is responsive to the staff comments. If you have additional questions, please do not hesitate to contact me directly at (608) 284-2226.
Very truly yours,

GODFREY & KAHN, S.C.

                            /s/ Pamela M. Krill

Pamela M. Krill

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.
GODFREY & KAHN, S.C. IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.